UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                                                                  000-29150
                                                             -------------------
                                                                 SEC File Number
                                                                  753009307
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                                                                    CUSIP Number

                           NOTIFICATION OF LATE FILING

(Check One) |_| Form 10-K |X| Form 20-F |_| Form 11-K |_| Form 10-Q |_| Form 10-D |_| Form N-SAR |_| Form N-CSR

                           For Period Ended: December 31, 2004

                           |_|      Transition Report on Form 10-K
                           |_|      Transition Report on Form 20-F
                           |_|      Transition Report on Form 11-K
                           |_|      Transition Report on Form 10-Q
                           |_|      Transition Report on Form N-SAR

                           For the Transition Period Ended:  Not applicable

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

  Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

 If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Relates to entire filing.


                                     PART I
                             REGISTRANT INFORMATION

Full Name of Registrant:   Randgold & Exploration Company Limited

Former Name if Applicable: Not applicable

Address of Principal Executive Office (street and number): 3rd Floor, 28
                                                           Harrison Street

City, State and Zip Code:  Johannesburg, 2001, South Africa


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                                     PART II
                             RULES 12b-25(b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

|X|      (a)       The reasons described in reasonable detail in Part III of
                   this form could not be eliminated without unreasonable effort or expense;

|X|      (b)       The subject annual report, semi-annual report, transition
                   report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or Form
                   N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form
                   10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

|_|      (c)       The accountant's statement or other exhibit required by Rule
                   12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

         The Registrant is unable to file, on the prescribed filing date, without unreasonable effort and expense, its Annual Report on Form 20-F for the year ended December 31, 2004 (the "Registrant's 20-F") due to the fact that (i) it is awaiting the filing of the Annual Report on Form 20-F of Randgold Resources Limited for the year ended December 31, 2004 (the "RRL 20-F") in which the Registrant has a significant investment and the related information to be included in the RRL 20-F is necessary for the finalization of the Registrant's 20-F and (ii) it has experienced delays in obtaining information necessary to prepare the required U.S. GAAP financial statements and to analyze the financial statements in order to prepare the "Operating and Financial Review and Prospects" section by June 30, 2005.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

             Hendrik Christoffel Buitendag              +27 11 688 5000
         ---------------------------------     --------------------------------
               (Name)                          (Area Code)  (Telephone Number)


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


         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no identify report(s). |X| Yes |_| No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |_| Yes |X| No


                  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                     Randgold & Exploration Company Limited
                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 30, 2005                By:   /s/ Hendrik Christoffel Buitendag
                                      ------------------------------------------
                                      Name:  Hendrik Christoffel Buitendag
                                      Title: Financial Director

         INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C.
1001)


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